UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-42370

Mega Matrix Inc.

(Exact name of registrant as specified in its charter)

103 Tampines Street 86 #03-06

The Alps Residences

Singapore 528576

(650) 340-1888

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Other Events

On December 20, 2024, Mega Matrix Inc. (the “Company”) issued a press release announcing the results of its 2024 Annual General Meeting, which was held virtually on the same date. At the meeting, the Company’s shareholders:

(1)	approved a proposal, as an ordinary resolution, to elect four (4) persons to the board of directors of the Company, each to serve until the next annual general meeting of shareholders of the Company or until such person shall resign, be removed or otherwise leave office;

(2)	approved a proposal, as an ordinary resolution, to confirm and ratify the appointment of Audit Alliance LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2024; and

(3)	approved a proposal, as a special resolution, that the title to Class A ordinary shares listed on NYSE American in the United States of America for so long as the Company’s Class A ordinary shares are there listed and any other stock exchange on which the Company’s Class A ordinary shares are listed for trading (the “Designated Stock Exchange”), may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of members of the Company may be maintained in accordance with section 40B of the Companies Act (Revised) of the Cayman Islands.

A copy of the press release is attached hereto as Exhibit 99.1.

Incorporation by Reference

This report and Exhibits 99.1 attached to this Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on  Form S-8 (File No. 333-277227) and on Form F-3 (File No. 333-283739), be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit	Exhibit Description
99.1	Press Release announcing results of the 2024 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

Date: December 20, 2024	By:	/s/ Yucheng Hu
		Name:	Yucheng Hu
		Title:	Chairman

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